Filed pursuant to Rule 424(b)(2)

Registration No. 333-209385 and 333-209385-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Senior Fixed to Floating Rate Notes due December 28, 2037 Linked to USD 30CMS Rates	$40,000,000	$4,980.00

(1)	The maximum aggregate offering price relates to an additional $40,000,000 of Notes offered and sold pursuant to this Amendment No. 1 to the Pricing Supplement dated December 4, 2017.
(2)	Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT

(AMENDMENT NO. 1)

(to Prospectus dated February 4, 2016)

$50,000,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due December 28, 2037

Linked to USD 30CMS Rates

As further described below, interest will accrue and be payable monthly, in arrears, (i) from the Original Issue Date to, but excluding, December 28, 2022 at a rate of 6.00% per annum and (ii) from and including December 28, 2022 to, but excluding, the stated maturity date (December 28, 2037), at a variable rate per annum equal to the CMS Reference Index plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Fixed to Floating Rate Notes due December 28, 2037 Linked to USD 30CMS Rates

Aggregate Principal Amount:	$50,000,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	At variable prices. The Notes were offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which was December 4, 2017. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note

Pricing Dates:	December 4, 2017 and December 14, 2017

Original Issue Date:	December 28, 2017 (17 Business Days after the initial pricing date)

Maturity Date:	December 28, 2037

Interest Accrual Date:	December 28, 2017

Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.

CMS Reference Index	30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”), expressed as a percentage. Please see “The Notes” below.

Interest Rate	From and including the Original Issue Date to, but excluding, December 28, 2022: 6.00% per annum.

From and including December 28, 2022 to, but excluding, December 28, 2037 (the “Floating Interest Rate Period”): a variable rate per annum equal to the CMS Reference Index plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the CMS Reference Index applicable to an Interest Payment Period, the level of the CMS Reference Index will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, a “CMS Reference Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. Beginning December 28, 2022, it is possible that you could receive little or no interest on the Notes.

Floating Interest Rate Spread	Plus 1.00%

CMS Reference Determination Date	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period

Floating Interest Rate Period	From and including December 28, 2022 to, but excluding, the Maturity Date.

Interest Payment Period:	Monthly (from and including the 28th day of one month to, but excluding, the 28th day of the next month, beginning December 28, 2017)

Interest Payment Dates	The 28th day of each calendar month, beginning January 28, 2018; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Interest Payment Period End Dates	Unadjusted

Interest Reset Dates	The 28th day of each calendar month, beginning December 28, 2022; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.

Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.

Maximum Interest Rate	10.00% per annum during the Floating Interest Rate Period.

Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JBE7 / US47233JBE73

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Estimated value on the latest pricing date	$922.22. The estimated value on any subsequent pricing date may be lower than this estimate, but will in no case be less than $890.60 per Note. Please see “The Notes” below.

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	At variable prices	At variable prices
Underwriting Discounts and Commissions	$25.00	$1,250,000
Proceeds to Jefferies Group LLC (Before Expenses)	$975.00	$48,750,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about December 28, 2017 against payment in immediately available funds.

Jefferies

Pricing supplement dated December 14, 2017.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 27, 2017, as amended by our Form 10-K/A, filed with the SEC on February 28, 2017, and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2017, May 31, 2017 and August 31, 2017 filed with the SEC on April 7, 2017, July 6, 2017 and October 10, 2017, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Aggregate Principal Amount of the Notes is $50,000,000. The Notes will mature on December 28, 2037. From and including the Original Issue Date to, but excluding, December 28, 2022, the Notes will bear interest at the fixed rate of 6.00% per annum. From and including December 28, 2022 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”), the Notes will bear interest at a per annum floating rate equal to the CMS Reference Index plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. During the Floating Interest Rate Period, the interest rate will be reset monthly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a monthly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

“30CMS” means the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m., New York City time, on the applicable CMS Reference Determination Date.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “CMS Reference Determination Date” for each monthly Interest Reset Date during the Floating Interest Rate Period will be the second U.S. Government Securities Business Day prior to the beginning of the applicable monthly Interest Reset Date. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If, on any CMS Reference Determination Date, 30CMS is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then 30CMS will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market (the “Reference Banks”) chosen by the Calculation Agent at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant CMS Reference Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the CMS Reference Index will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on a pricing date is less than the corresponding Issue Price. We estimate that the value of each Note on the latest pricing date is $922.22. The estimated value on any subsequent pricing date may be lower than this estimate, but will in no case be less than $890.60 per Note.

Payment of Additional Amounts

We will pay to the holder of any Note that is beneficially owned by a United States alien holder (as defined in the accompanying prospectus) such additional amounts as may be necessary so that every net payment of principal of and interest on the Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such Note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

∎	any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such holder or beneficial owner of such Note (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or having or having had a permanent establishment in the United States;

∎	any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of the Note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

∎	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

∎	any tax, assessment or other governmental charge imposed by reason of such holder’s or beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

∎	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such Note;

∎	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Note if such payment can be made without withholding by any other paying agent;

∎

any tax, assessment or other governmental charge that is imposed by reason of a holder’s or beneficial owner’s present or former status as (i) the actual or constructive owner of 10% or more of the total combined voting power of Leucadia National Corporation stock, as determined for purposes of

Section 871(h)(3)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), (or any successor provision) or (ii) a controlled foreign corporation that is related to us, as determined for purposes of Section 881(c)(3)(C) of the Code (or any successor provision);

∎	any tax, assessment or other governmental charge (i) in the nature of a backup withholding tax, (ii) as a result of the failure to comply with information reporting requirements or (iii) imposed or required pursuant to Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (commonly referred to as “FATCA”), or imposed under any substantially similar successor legislation, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection therewith;

∎	any tax, assessment or other governmental charge imposed solely because the holder or the beneficial owner of such Note (1) is a bank purchasing such Note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying such Note for investment purposes nor (B) buying such Note for resale to a third party that either is not a bank or holding such Note for investment purposes only;

∎	any tax, assessment or other governmental charge imposed in whole or in part by reason of such holder’s or beneficial owner’s past or present status as a corporation that accumulates earnings to avoid U.S. federal income tax or as a private foundation, a foreign private foundation or other tax-exempt organization; or

∎	any combinations of items identified in the bullet points above.

In addition, we will not be required to pay any additional amounts to any holder or beneficial owner that is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note. In addition, if withholding of tax is required on Notes linked to U.S. equities or equity indices under Treasury regulations promulgated under Section 871(m) of the Code, we will not be required to pay any additional amounts with respect to amounts withheld.

Valuation of the Notes

Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). Jefferies LLC calculated the estimated value of the bond component using a discount rate based on our internal funding rate. Jefferies LLC calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.” below, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on a pricing date and the secondary market price of the Notes

The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS Reference Index, may vary from, and be lower than, the estimated value on any pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.

The table below presents examples of hypothetical interest that would accrue on the Notes during any month in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the CMS Reference Index on the applicable CMS Reference Determination Date.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the CMS Reference Index on each CMS Reference Determination Date. The applicable Interest Rate for each monthly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 30 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS REFERENCE INDEX	CMS REFERENCE INDEX PLUS FLOATING INTEREST RATE SPREAD*	HYPOTHETICAL MONTHLY INTEREST PAYMENT
-2.00%	0.00%	$0.00
-1.50%	0.00%	$0.00
-1.00%	0.00%	$0.00
-0.50%	0.50%	$0.42
0.00%	1.00%	$0.83
0.50%	1.50%	$1.25
1.00%	2.00%	$1.67
1.50%	2.50%	$2.08
2.00%	3.00%	$2.50
2.50%	3.50%	$2.92
3.00%	4.00%	$3.33
3.50%	4.50%	$3.75
4.00%	5.00%	$4.17
4.50%	5.50%	$4.58
5.00%	6.00%	$5.00
5.50%	6.50%	$5.42
6.00%	7.00%	$5.83
6.50%	7.50%	$6.25
7.00%	8.00%	$6.67
7.50%	8.50%	$7.08
8.00%	9.00%	$7.50
8.50%	9.50%	$7.92
9.00%	10.00%	$8.33
9.50%	10.00%	$8.33
10.00%	10.00%	$8.33

*Subject to the minimum interest rate of 0% and maximum interest rate of 10%.

HISTORICAL 30CMS RATES

30CMS is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

In this pricing supplement, when we refer to 30CMS, we mean the rate as it appears on Reuters page ICESWAP1 (or any successor page) under the heading 30-year index maturity for rates at approximately 11:00 a.m. New York time, on each CMS Reference Determination Date. The rate reported on Reuters page “ICESWAP1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues. This rate is one of the market-accepted indicators of medium to longer-term interest rates. On the CMS Reference Determination Date, if 30CMS cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine 30CMS in accordance with the procedures set forth above.

The level of 30CMS has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of 30CMS during any period shown below is not an indication that 30CMS is more or less likely to increase or decrease at any time during the life of your Notes.

You should not take the historical level of the 30CMS as an indication of the future level of 30CMS. We cannot give you any assurance that the future level of 30CMS will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trend reflected in the historical level of 30CMS may be less likely to be indicative of the level of 30CMS during the Floating Interest Rate Period.

Neither we nor any of our affiliates make any representation to you as to the performance of 30CMS during the Floating Interest Rate Period. The actual level of 30CMS during the Floating Interest Rate Period may bear little relation to the historical level of 30CMS shown below.

The graph below shows the historical performance of 30CMS from January 1, 2002 through November 30, 2017. We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on January 27, 2017, as amended by our Form 10-K/A filed with the SEC on February 28, 2017, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

The historical level of 30CMS is not an indication of the future level of 30CMS.

In the past, the level of 30CMS has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of 30CMS is not necessarily indicative of future levels. Changes in the level of 30CMS will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the CMS Reference Index level will be positive on any CMS Reference Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account the Floating Interest Rate Spread or the Maximum Interest Rate.

The estimated value of the Notes on a pricing date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the corresponding Issue Price.

The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.

Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS Reference Index and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.

The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.

Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of 30CMS, (ii) volatility of 30CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

The amount of interest payable on the Notes in any month is capped.

The Interest Rate on the Notes for each monthly Interest Payment Period during the Floating Interest Rate Period is capped for that month at the Maximum Interest Rate of 10.00% per annum, and you will not get the benefit of any increase in the CMS Reference Index level above a level of approximately 9.00% on any CMS Reference Determination Date. Therefore, the maximum monthly interest payment you can receive during the Floating Interest Rate Period will be $8.33 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year in the Floating Interest Rate Period even when the CMS Reference Index level is much greater than 9.00% on the CMS Reference Determination Date for one monthly Interest Payment Period during that year if the CMS Reference Index level on the CMS Reference Determination Date with respect to any other month is below 9.00%.

You must rely on your own evaluation of the merits of an investment linked to 30CMS.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 30CMS and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 30CMS may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 30CMS and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Regulatory investigations regarding possible manipulation of ISDAFIX may adversely affect your Notes.

Certain U.S. and non-U.S. regulators are investigating possible manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in 30CMS being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations could result in a sudden or prolonged decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your Notes, the market value of your Notes and the payments on your Notes during the Floating Interest Rate Period.

30CMS Rates and the manner in which it is calculated may change in the future.

There can be no assurance that the method by which 30CMS rates is calculated will continue in its current form. Any changes in the method of calculation could reduce 30CMS and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

30CMS is based on a hypothetical interest rate swap referencing 3-month U.S. dollar LIBOR; uncertainty and changes with respect to LIBOR may adversely affect 30CMS, the CMS Reference Index and the value of your Notes.

30CMS represents the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of 3-month U.S. dollar LIBOR, and the value of, and the method of calculating, 30CMS. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect 3-month U.S. dollar LIBOR rates and the 30CMS during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, it is possible that the 30CMS would also be unpublished, and in such case an alternative determination method, as set forth under “The Notes” above, will be used to determine the CMS Reference Index.

We may sell an additional aggregate face amount of the Notes at a different issue price.

At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes.

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 30CMS, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-8 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non-income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders (as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

In the opinion of our tax counsel, Sidley Austin LLP, your Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. In particular, as described under “United States Federal Taxation—U.S. Holders—Floating Rate Notes—Floating Rate Notes that Provide for Multiple Rates” in the accompanying prospectus supplement, the Notes provide for stated interest at a fixed rate for an initial period of five years followed by a qualified floating rate. Accordingly, we intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, our tax counsel, the Notes will be treated as variable rate debt instruments for such purposes.

Please see the discussion under “United States Federal Taxation—U.S. Holders—Floating Rate Notes” in the accompanying prospectus supplement for more detailed information regarding the U.S. federal income tax treatment of your Notes as variable rate debt instruments and the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $25.00 per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on December 28, 2017, which will be the seventeenth scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

SUPPLEMENTAL CERTAIN ERISA CONSIDERATIONS

The following discussion supplements the discussion under “Certain ERISA Considerations” in the accompanying prospectus on page 44.

Each purchaser or transferee of a Note or any interest therein that is using assets of a benefit plan investor subject to ERISA or to Section 4975 of the Code (a “benefit plan”), including any fiduciary purchasing a Note on behalf of a benefit plan (“Plan Fiduciary”), will be deemed to have represented by its acquisition of the Note that:

(1) none of the issuer entities, the trustee, the underwriters, agents, dealers and similar parties, or any of their respective affiliated entities (the “Transaction Parties”), has provided or will provide advice with respect to the acquisition of a Note by the benefit plan, other than to the Plan Fiduciary which is independent of the Transaction Parties, and the Plan Fiduciary either: (a) is a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a State or Federal agency; (b) is an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a benefit plan; (c) is an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business; (d) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or (e) has, and at all times that the benefit plan is invested in a Note will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the benefit plan investing in a Note in such capacity);

(2) the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the benefit plan of a Note;

(3) the Plan Fiduciary is a “fiduciary” with respect to the benefit plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating the benefit plan’s acquisition of a Note;

(4) none of the Transaction Parties has exercised any authority to cause the benefit plan to invest in a Note or to negotiate the terms of the benefit plan’s investment in a Note; and

(5) the Plan Fiduciary has been informed by the Transaction Parties: (a) that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity, and that no such entity has given investment advice or otherwise made a recommendation, in connection with the benefit plan’s acquisition of a Note; and (b) of the existence and nature of the Transaction Parties financial interests in the benefit plan’s acquisition of a Note.

The above representations are intended to comply with the DOL’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect.

None of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any a Note by any benefit plan.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to the issuers, when the Notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 5, 2016, which has been filed as Exhibit 5.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 5, 2016.

EXPERTS

The financial statements of Jefferies Group LLC and its subsidiaries as of November 30, 2016 and November 30, 2015 and for the years ended November 30, 2016, November 30, 2015 and November 30, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Loancore LLC for the year ended November 30, 2016, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and its subsidiaries, incorporated in this pricing supplement by reference from Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of KCG Holdings, Inc. as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015, and December 31, 2014, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K/A for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$50,000,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due December 28, 2037

Linked to USD 30CMS Rates

PRICING SUPPLEMENT

December 14, 2017